

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Robert G. Gross
Chief Executive Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, NY 14615

  Re: Monro Muffler Brake, Inc.
    Form 10-K
    Filed June 10, 2010
    File No. 000-19357

    Definitive Proxy Statement on Schedule 14A
    Filed July 9, 2010

Dear Mr. Gross:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Susan Block
        Attorney-Advisor